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# Kelly Kozak · 3rd

Community Nutrition Educator, knife wielder at Bernal Cutlery, food justice advocate and real-life magician's daughter.

San Francisco Bay Area · 142 connections · Contact info

Bernal Cutlery

University of the Pacific

## About

I am a community nutrition educator and wellness advocate looking for leadership positions with healthy food access organizations that understand the value of a learner-centered approach to nutrition education. I seek partnerships with those that understand that teaching kids and families food literacy skills is necess ... see more

## Experience

**Co-Owner**

Bernal Cutlery

Mar 2005 – Present · 14 yrs 5 mos

San Francisco Bay Area

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Education

**University of the Pacific**
Master of Arts - MA in seat , Food Studies
2017 – 2019

**San Francisco Art Institute**
Bachelor of Fine Arts (BFA), New Genres

## Interests

**University of the Pacific**
53,776 followers

**San Francisco Art Institute**
10,813 followers